Exhibit 1

Level 18, 275 Kent Street Sydney, NSW, 2000

6 August 2024

WESTPAC CLOSES RAMS TO NEW BUSINESS
AND RETAINS EXISTING RAMS LOAN PORTFOLIO

Westpac has completed its strategic review of the RAMS Financial Group Pty Limited (RAMS) and will further simplify its business by closing RAMS to new home loan applications from today. The review was first announced on 6 November 2023.

Westpac Managing Director Mortgages, Mr Damien MacRae, said: “We have delivered considerable portfolio simplification over recent years, and after a thorough review, have decided that offering home loans through RAMS franchisees is not right for Westpac.”

“We will help our customers, franchisees and our people through this process,” he said.

Existing RAMS customers’ loans will remain in place, and customers will continue to access service through the RAMS app, website and call centre. Westpac will also contact customers to assist them with current RAMS mortgage applications.

“We are also providing franchisees with mutually agreed support and there will be ongoing opportunities for RAMS employees within Westpac,” Mr MacRae said.

Westpac will retain the RAMS mortgage portfolio of loans1. The closure to new RAMS home loan applications will not have a material impact on Westpac’s financial results for the year ending 30 September 2024.

For further information:

Hayden Cooper	Justin McCarthy
Group Head Media Relations	General Manager Investor Relations
M. 0402 393 619	M. 0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.

1 $31.8 billion as at 30 June 2024.